Mail Stop 4561

April 11, 2007

Bruce Newman
President and Chief Executive Officer
Protocall Technologies Incorporated
47 Mall Drive
Commack, New York 11725-5717

Re: **Protocall Technologies Incorporated**
      Registration Statement on Form SB-2
      File No. 333-140639

Dear Mr. Newman:

      This is to advise you that we have reviewed your response letter dated March 13, 2007. We have the following comment regarding your response:

1.   We note that you are registering the sale of 26,433,322 shares of your common stock. Given the size relative to the number of shares outstanding held by non-affiliates and the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please tell us how you plan to proceed with this offering.

2.   We note your response to comment 3.   Please revise your prospectus to note the total possible profit that the selling shareholders could realize as a result of the conversion discount underlying the convertible note.

* * * *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact David Robert at 202-551-3856 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Spencer Feldman, Esq. (*via facsimile*)